ADITYA BIRLA GROUP

06019379

7th December, 2006

Bombay Stock Exchange Limited Corporate Relationship Department Rotunda Building, 1st Floor, New Trading Ring, Dalal Street Fort, Mumbai 400 001. Tel.: 2272 1233/34 Fax: 2272 2082/ 3132 Scripe Code: 500440	The Manager Listing Department The National Stock Exchange of India Limited "Exchange Plaza", Bandra-Kurla Complex, Bandra (East), Mumbai 400 051. Tel.: 26598236 Fax: 2659 8237 / 38. Scripe Code: HINDALCO

SUPPL

Dear Sirs,

Re: <u>Board Meeting of the Company held on 7th December, 2006</u>

We wish to inform you that at a meeting of the Board of Directors of Hindalco Industries Ltd (the "**Company**") held on date, the Board considered and approved formulating an Employee Stock Option Scheme -2006 ("**ESOS – 2006**") for granting options to eligible employees of the Company, its subsidiary(ies) and constituted a Compensation Committee for the purposes of implementing, administering and supervising the ESOS – 2006 in accordance with the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines,1999.

Accordingly, subject to the requisite approval of the shareholders, the Board also granted its approval under section 81(1A) of the Companies Act, 1956 and other applicable provisions for granting, offering and issuing in one or more tranches to such eligible employees of the Company or its subsidiary(ies) as may be decided by the Compensation Committee not more than 34,77,807equity shares of the Company being 0.30 % of the paid-up equity share capital of the Company on the terms and conditions as mentioned in the ESOS – 2006 to be formulated.

This is for your information, please.

Yours faithfully
For Hindalco Industries Limited,

Anil Malik
General Manager &
Company Secretary

cc.to:- **Securities and Exchange Commission**
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
<u>United States of America</u>
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551
Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

RECEIVED
2006 DEC 19 A 6:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
DEC 20 2006
THOMSON FINANCIAL